EXHIBIT 8

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation

MIND C.T.I. Inc.	New Jersey

MIND Software SRL	Romania

DIROT COMP SRL	Romania

MIND Software, Inc.	Delaware

MIND Software Limited	United Kingdom